Exhibit 99.1

The Cash Store Financial Services Inc. provides Ontario regulatory update

EDMONTON, June 12, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX: CSF; NYSE: CSFS) today announced that the Ontario Ministry of Consumer Services has filed an application to start legal proceedings against the Company in relation to the Company's Basic line of credit product offering that was introduced on February 1, 2013.

In February 2013, the Company ceased offering payday loans in Ontario and began brokering the Basic line of credit as part of a wider initiative to offer a risk-based suite of Line of Credit products allowing customers to build credit and gain access to less costly funding.

The Company has pending an application for judicial review, seeking a declaration that certain provisions of the regulations made under the Ontario Payday Loans Act are void and unenforceable, which application is scheduled to be heard on October 2, 2013.  The new application by Ontario seeks a declaration that the Basic line of credit is subject to the Payday Loans Act and that the Company must obtain a broker license to offer this product, irrespective of the validity of the regulations.

The Company remains committed to maintaining ongoing dialogue with the Ontario Ministry of Consumer Services with respect to its concerns and to making changes that further benefit consumers by helping them to build a better credit score, by providing them opportunities to reduce their short-term borrowing costs, and by allowing them greater flexibility than payday loans.  Furthermore, the Company believes that its practice to offer the funding of advances by electronic methods provides a safer and friendlier environment for its customers and staff. However, the Company maintains that its operations in Ontario are in compliance with all applicable laws and intends to oppose the application by the Ontario Ministry of Consumer Services.

The Company will continue to provide further updates on material developments to regulatory matters as they occur.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 513 branches across Canada under the banners "Cash Store Financial", "Instaloans" and "The Title Store". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition, as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition, as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, Chairman and CEO, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

CO: The Cash Store Financial Services Inc.

CNW 18:42e 12-JUN-13